Solta Medical Corporation

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 5X3

November 21, 2022

VIA EDGAR

Ms. Abby Adams

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Re:	Solta Medical Corporation (CIK0001880175) Registration Statement on Form S-1

Dear Ms. Adams and Ms. Westbrook,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Solta Medical Corporation, a company incorporated under the British Columbia Business Corporations Act (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-262586) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on February 8, 2022.

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Michael Kaplan or Marcel Fausten of Davis Polk & Wardwell LLP at (212) 450-4322 or (212) 450-4389, respectively.

Sincerely,

Solta Medical Corporation

/s/ Seana Carson
Name: Seana Carson
Title: Authorized Representative

cc:	Michael Kaplan, Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP